Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Share Purchase

January 25, 2016: Caledonia Mining Corporation ("Caledonia") announces that it received notification after market close on January 22, 2016 that John Kelly, a non-executive director of Caledonia has purchased 27,000 common shares in Caledonia at an average price of 59.5 US cents per share.
Following this transaction, Mr Kelly's total beneficial holding is 43,965 ordinary shares representing 0.08 per cent of the issued ordinary share capital of Caledonia.

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204